EXHIBIT 4.33
Second Amendment
To The
Savings & Profit Sharing Plan for Employees of
First Interstate BancSystem, Inc.
     1. Recitals. Section 12.1 of the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (the “Plan”) gives First Interstate BancSystem, Inc., as the Plan Sponsor, the right to amend the Plan at any time. On July 26, 2006, the Board of Directors of the Plan Sponsor delegated authority to the First Interstate BancSystem, Inc. Benefits Committee (the “Committee”) to take any action with respect to the Plan to the extent that such action does not result in additional funding obligations for the Plan Sponsor. The Committee hereby amends the Plan to revise the timing of forfeitures and to change the maximum investment in stock.
     2. Amendment of Plan. The following Amendment to the Plan is adopted effective July 1, 2007, unless otherwise provided.
     (A) The first paragraph of Section 5.4 of the Plan shall be amended to read as follows:
5.4	Forfeiture of Nonvested Amounts. If any portion of a Member’s Account is non-vested upon the Member’s separation from Service, the non-vested amount shall be retained in such Account until the earlier of the following events:
(a)	no later than the end of the Plan Year in which the Member receives a distribution of the entire portion of his or her Account attributable to Employer contributions (which may be nothing if the Member is not vested); or

(b)	the last day of the Plan Year in which the Member first incurs five consecutive One-Year Breaks in Service.
     (B) Subparagraph (b) in Section 8.2 shall be amended, effective June 1, 2007, to read as follows:
(b)	the maximum investment in Company stock shall, at the time of the election, in no event exceed 25 percent of the Member’s Account balance less the Rollover Contributions Account.
     3. Other Provisions. All other provisions of the Plan shall remain unamended and in full force.

By:	/s/ ROBERT A. JONES
Robert A. Jones, Chairman
Date: June 28, 2007

First Amendment to the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.

Prepared by Holland & Hart LLP	06/2007 1